EXHIBIT 21

                         SUBSIDIARIES OF THE COMPANY*

 Name of Subsidiary     State of Incorporation
----------------------  --------------------------
Chaus Retail Inc.       New Jersey

   * Certain additional subsidiaries of the Company are omitted from this list because such subsidiaries, when considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X.